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                               June 23, 2023

       Michael Poirier
       Chief Executive Officer
       Qualigen Therapeutics, Inc.
       2042 Corte Del Nogal
       Carlsbad, CA 92011

                                                        Re: Qualigen
Therapeutics, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed June 13, 2023
                                                            File No. 333-272623

       Dear Michael Poirier:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1

       Cover Page

   1. We note that you intend to name a placement agent for the offering. Please identify the name of the placement
agent in your next amendment. Additionally, it does not appear that your exhibit index
currently includes a placeholder for a Placement Agent Agreement.
                                                        Please update your
exhibit index to include your Placement Agent Agreement, or advise.
   2. Please revise your disclosure to include all of the information that is required by Item
                                                        501(b)(8)(iii) of
Regulation S-K, including (i) the date that the offering will end, (ii) any minimum purchase
requirements and (iii) any arrangements to place the funds in escrow.
 Michael Poirier
FirstName  LastNameMichael
Qualigen Therapeutics, Inc. Poirier
Comapany
June       NameQualigen Therapeutics, Inc.
     23, 2023
June 23,
Page 2 2023 Page 2
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Doris Stacey Gama at 202-551-3188 or Jason Drory at 202-551-8342
with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:      Wendy Grasso, Esq.